UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

Concentrix Corporation
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

20602D101
(CUSIP Number)

Lauren Taylor Wolfe Christian Asmar Impactive Capital LP
450 West 14th Street, 12th Floor New York, New York 10014

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2024
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20602D101	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Impactive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,375,125
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,375,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,375,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 20602D101	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Impactive Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,375,125
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,375,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,375,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 20602D101	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Lauren Taylor Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,375,125
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,375,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,375,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 20602D101	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Christian Asmar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,375,125
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,375,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,375,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 20602D101	SCHEDULE 13D/A	Page 6 of 8 Pages

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on October 17, 2023 (the “Original Schedule 13D” and the Original Schedule 13D as amended by this Amendment No. 1, the “Schedule 13D). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares reported herein were purchased with working capital of the Impactive Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. An aggregate of approximately $421,324,342, including brokerage commissions, was used to acquire the Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entireties as follows:

	(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each Reporting Person. The aggregate percentage of Shares reported to be beneficially owned by each Reporting Person is based upon 65,328,966 Shares outstanding as of June 30, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2024, filed with the Securities and Exchange Commission on July 5, 2024.

	(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

	(c)	The transactions in the Shares effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule A and are incorporated herein by reference.

CUSIP No. 20602D101	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2024

Impactive Capital LP

By:	Impactive Capital LLC
its general partner

By:	/s/ Lauren Taylor Wolfe
Name: Lauren Taylor Wolfe
Title: Managing Member

Impactive Capital LLC

By:	/s/ Lauren Taylor Wolfe
Name: Lauren Taylor Wolfe
Title: Managing Member

/s/ Lauren Taylor Wolfe
Lauren Taylor Wolfe

/s/ Christian Asmar
Christian Asmar

CUSIP No. 20602D101	SCHEDULE 13D/A	Page 9 of 8 Pages

SCHEDULE A

Transactions in the Shares of the Issuer by the Reporting Persons During the Past Sixty (60) Days

The following table sets forth all transactions in the Shares effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per Share ($) column is a weighted average price. These Shares were purchased or sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased or sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

08/02/2024	137,534	65.95
08/05/2024	232,572	64.70	64.27-65.35
08/06/2024	120,262	64.62
08/07/2024	38,387	66.45